

July 30, 2007

Via Facsimile (646) 390-6784 and U.S. Mail

David Sandberg
Red Oak Fund, L.P.
145 Fourth Avenue, Suite 15A
New York, NY 10003

>   **Re: Proginet Corporation**
>   **Schedule TO-T filed July 23, 2007 filed by Red Oak Fund, L.P.**
>   **SEC File No. 005-78092**

Dear Mr. Sandberg:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T

Item 10

1.   Please provide us your analysis regarding why the financial statements information described in Item 1010 of Regulation M-A is not required.

Offer to Purchase

2.   We note that the offer commenced on July 23, 2007 and is scheduled to expire at 5 p.m. on August 17, 2007. Please revise the offer so that it is open 20 full business days in compliance with Rule 14e-1(a).

Information Concerning Proginet, page 16

3.   Revise your disclosure in the paragraph captioned "Available Information" to reflect the new address of the SEC at Station Place, 100 F Street, N.E., Washington, D.C. 20549.

Information Concerning Red Oak, page 17

4.   With respect to your disclosure in the first paragraph on page 18, please tell us why you need to qualify your disclosure "to the knowledge" of the bidder. What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Conditions to the Offer, page 19

5.   It appears that each condition is subject to your determination based on your sole judgment. Please revise here and throughout your offer materials to include a reasonableness standard where applicable. The ability of the bidder to determine, in its sole discretion, whether a condition has occurred may render the offer illusory.

6.   Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

7.   We note you have reserved the right to assert the occurrence of any of the conditions to the offer "at any time and from time to time." Defining the conditions as an ongoing right that may be asserted "at any time and from time to time" suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure in this section to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

Dividends and Distributions, page 22

8.   It appears, based on the second paragraph in this section, that if the company declares a dividend, you will reduce the offer consideration by an equal amount and also receive the proceeds of any such dividend. Thus, security holders would receive a lower offer consideration and would not receive an equal amount such that their aggregate consideration is $1.65 per share, whether from you or from you and the company. If this is correct, please clarify your disclosure to explain and also disclose it in the summary section. Also, consider whether providing an example might assist security holders in understanding the effect of this offer term.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

•   the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

David Sandberg
Red Oak Fund, L.P.
July 30, 2007
Page 4

   Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

      Sincerely,

      Daniel F. Duchovny
      Special Counsel
      Office of Mergers and Acquisitions